Exhibit 99.1

SL BIO Ltd. and Horizon Space Acquisition II Announce Closing of Business Combination and Listing on the Nasdaq Global Market

June 12, 2026 14:51 ET  | Source: SL Science Holding Limited

●	Post-combination company, SL Science Holding Limited, to commence trading on the Nasdaq Stock Market under the ticker symbol “SLBT”

●	Transaction provides strategic capital to advance proprietary Gamma delta T cell-based "off-the-shelf" cellular therapies for solid tumor indications, including pancreatic and brain cancers

●	Leadership team bolstered by seasoned executives and highly experienced independent directors to drive the next phase of clinical and commercial growth

TAIPEI, Taiwan, June 12, 2026 (GLOBE NEWSWIRE) -- SL BIO Ltd. (“SL Bio” or the “Company”), a Taiwan-headquartered biomedical company specializing in developing innovative cellular and gene therapies, today announced the closing of its previously announced business combination with Horizon Space Acquisition II Corp. (Nasdaq: HSPT) (“Horizon Space”), a publicly traded special purpose acquisition company.

The business combination was approved by Horizon Space shareholders at an extraordinary general meeting on February 12, 2026. Upon closing of the business combination, SL Bio and Horizon Space became wholly owned subsidiaries of SL Science Holding Limited, a Cayman Islands holding company (“SL Science”). The ordinary shares of SL Science are expected to commence trading on the Nasdaq Global Market under the new ticker symbol “SLBT” beginning on June 15, 2026.

Strategic Impact and Business Expansion

The completion of this business combination, which carries an implied equity valuation of SL Bio approximately $5.568 billion, combined with the concurrent closing of a $7.8 million PIPE financing, positions SL Science to accelerate its growth strategy.

●	Advancing "Off-the-Shelf" Cellular Therapies: The transaction provides the capital resources necessary to progress SL Bio’s Gamma delta T (“GDT”) cell-based proprietary cellular therapy platforms through preclinical development and planned clinical trials targeting solid tumor indications, including pancreatic and brain cancers. Unlike traditional autologous therapies, SL Bio’s GDT cell approach is designed to create scalable, ready-to-use treatments, aiming to address the high costs and production delays currently facing the oncology market.

●	Global Access and M&A Leverage: Trading on the Nasdaq Stock Market grants the Company direct access to the U.S. institutional capital markets. This enhanced financial flexibility will be instrumental in attracting top-tier global scientific talent, facilitating potential future strategic acquisitions, and securing global licensing partnerships.

Expanded Executive Leadership and Board of Directors

To support its strategic growth and maintain rigorous compliance as a U.S.-listed public entity, SL Science has formalized a highly experienced corporate governance structure. William Wang, Chief Executive Officer and Chairman of SL Science, will lead the company alongside Ray Leung as Chief Financial Officer, Johnson Lau as Vice President of Finance, and Ethan Shen, Ph.D., as Chief Technology Officer and Director. SL Science’s newly constituted Board of Directors includes independent directors Joseph Levinson, bringing over 25 years of expertise in accounting and cross-border corporate governance, Qian (Hebe) Xu, offering an extensive background in investment banking and John C. General, providing expertise in revenue recognition, reporting compliance, and SOX compliance. They are joined by independent directors Kwo-Liang Chen and Mingche Liu, M.D., Ph.D., establishing a board uniquely equipped to guide the Company's scientific, regulatory, and financial initiatives.

“Today marks a transformative milestone for the Company as we officially transition to a publicly traded company on Nasdaq,” said Mr. William Wang, “In the global oncology market, cell therapy is widely recognized as one of the most transformative approaches. However, it has yet to scale into a true global industry due to three core limitations: lack of standardization; limited manufacturing capacity; and extremely high costs. If we look at one of the most successful global industries—semiconductors—their success was not driven by technology alone, but by standardized processes, mass production, and global scalability.”

“SL Bio plans to transform its platform to bring this industrial logic, namely standardization and scalable manufacturing to cell therapy. It will be intended to help shift cell therapy from a highly customized medical procedure into a platform-based, modular, scalable, and reproducible business model. We believe our technology is not just a new approach but also a global platform. The Company is confident that our technology may extend beyond oncology, into the future of immune-based medicine worldwide.”

“Today’s closing reflects the successful completion of a disciplined process to identify the right partner for Horizon Space. We believe SL Bio combines strong scientific capacity with a clear long-term vision, making it a compelling public company.” said Mr. Mingyu Michael Li, “We are excited to support the team as they begin their next Chapter as a Nasdaq-listed Company.”

Advisors

VCL Law LLP and Ogier acted as legal advisors to SL Bio.

Robinson & Cole LLP and Maples Group acted as legal advisor to Horizon Space.

About SL BIO Ltd.

SL Bio is a biomedical company specializing in developing innovative cellular and gene therapies. Established with a commitment to advancing regenerative medicine and cancer treatment, SL Bio hopes to utilize immune cell technologies to target cancer, thus potentially offering expansive medical applications for its products. With proprietary technologies such as Gamma Delta T cells targeting solid tumor indications including pancreatic and brain cancers, SL Bio aims to create cellular therapies that we believe have the potential to revolutionize the cell therapy and immuno-oncology sector within the broader biopharmaceutical industry. For more information, please visit the company's website at: https://www.slbtgroup.com/.

About Horizon Space Acquisition II Corp.

Horizon Space Acquisition II Corp. is a blank check company, also commonly referred to as a special purpose acquisition company, or SPAC, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the completed business combination and the business of SL Bio. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: the ability of the combined company to successfully implement its business plans and clinical trials; the ability to obtain and maintain necessary regulatory approvals for its product candidates; the potential for its regenerative medicine products to reach commercialization; and the ability to recognize the anticipated benefits of the business combination. The combined company assumes no obligation to update these forward-looking statements, except as required by applicable law.

Contact Details:
SL BIO Ltd.
Tel: +886-2-26516826
Email: ir@sl-bio.com

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